EXHIBIT 99.1

MATERIAL CHANGE REPORT

Regulation 51-102 Respecting Continuous Disclosure Obligations

Form 51-102F3

1.	NAME AND ADDRESS OF COMPANY:

THERATECHNOLOGIES INC.

2310 Alfred-Nobel Boulevard

Montreal, Québec

Canada H4S 2B4

2.	DATE OF MATERIAL CHANGE:

February 21, 2012

3.	NEWS RELEASE:

A news release describing this material change was issued on February 21, 2012 on “Marketwire”. A copy of the news release is available on the SEDAR website at www.sedar.com.

4.	SUMMARY OF MATERIAL CHANGE:

On February 21, 2012, Theratechnologies Inc. (the “Company”) announced the execution of a supply, distribution and licensing agreement (the “Agreement”) with Actelion Pharmaceuticals Canada Inc. (“Actelion”) for the commercialization rights to tesamorelin in Canada for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy.

5.	FULL DESCRIPTION OF MATERIAL CHANGE:

On February 21, 2012, the Company announced the execution of the Agreement with Actelion for the commercialization rights to tesamorelin in Canada for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy.

Under the terms of the Agreement, the Company will sell tesamorelin to Actelion at a transfer price equal to the higher of a percentage of Actelion’s net selling price and a predetermined floor price. Actelion will be responsible for conducting all regulatory and commercialization activities for tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy in Canada subject to the Agreement. The Company will be responsible for the manufacture and supply of tesamorelin to Actelion. The Company has retained all development rights to tesamorelin for other indications and will be responsible for conducting development activities for any additional potential indications. The Company also granted Actelion an option to commercialize tesamorelin for other indications in Canada. If such option is not exercised, or is declined, by Actelion, the Company may commercialize tesamorelin for such indications on its own or with a third party. The initial term of the Agreement extends until the later of (i) the expiration of the last valid claim based on a patent right (including patent applications) controlled by the Company in Canada covering tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Canada or any other product based on an additional indication for tesamorelin that Actelion has elected to commercialize under the agreement and (ii) 10 years from the date of the first commercial sale of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Canada.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102:

Not applicable.

7.	OMITTED INFORMATION:

Not applicable.

8.	EXECUTIVE OFFICER:

For further information, contact Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary of the Company at (514) 336-4804, ext. 288.

9.	DATE OF REPORT:

March 1, 2012